Exhibit 1.01

ACTUANT CORPORATION
Conflict Minerals Report
For The Year Ended December 31, 2014

Background:
In recent years, there has been increased international attention on certain minerals originating from the Democratic Republic of Congo and adjoining countries (“Covered Countries”) due, in part, to concerns that the exploitation and trade of these minerals is funding regional conflict and violence. In response, the Securities and Exchange Commission (the “SEC”), as mandated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, implemented reporting and disclosure requirements related to tantalum, tin, tungsten and gold (collectively “Conflict Minerals”). The rules impose certain reporting obligations on public companies that manufacture, or contract to manufacture, products containing Conflict Minerals that are necessary to the functionality or production of the product.

This report is being presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the "Exchange Act").

Company Overview:
Actuant Corporation (the “Company,” “Actuant,” or “we”) is a global manufacturer of a broad range of industrial products and systems and is organized into three reportable segments: Industrial, Energy and Engineered Solutions. The Industrial segment is primarily involved in the design, manufacture and distribution of branded hydraulic and mechanical tools to the maintenance, industrial, infrastructure and production automation markets. The Energy segment provides joint integrity products and services, customized offshore vessel mooring solutions, as well as rope and cable solutions to the global oil & gas, power generation and energy markets. The Engineered Solutions segment provides highly engineered position and motion control systems to OEMs in various vehicle markets, as well as a variety of other products to the industrial and agricultural markets. While we have extensive manufacturing capabilities including machining, stamping, injection molding and fabrication, our manufacturing primarily consists of light assembly of components we source from a network of global suppliers.

Conflict Mineral Policy:
As a global diversified industrial company with operations in more than thirty countries, Actuant and its subsidiaries are committed to ensuring the safety, health and protection of people and the environment worldwide. The Company promotes these principles in its business practices, code of conduct and conflict mineral policy (which is available in the Investors - Corporate Governance section of the Company’s website at www.actuant.com).

Actuant’s conflict mineral policy states its commitment to the responsible sourcing of Conflict Minerals used in its products and that Actuant will not knowingly provide support to, contribute to, assist with, or facilitate armed conflict in the Covered Countries. However, if the Company determines that any supplier is violating this policy, it will either suspend or discontinue the use of the supplier in a timely fashion or require the supplier to commit to a suitable corrective action or risk mitigation plan. Any supplier’s continued failure to adhere to Actuant’s policies and/or refusal on its part to address issues of concern will likely lead to suspension or termination of the Company’s business relationship with the supplier.

Supply Chain Due Diligence:
Actuant conducted a reasonable country of origin inquiry and undertook due diligence to seek to determine the source and chain of custody of Conflict Minerals in the components and materials supplied to the Company that are contained in the products Actuant manufactures and contracts to manufacture. Actuant designed its due diligence measures to be in conformity, in all material respects, with the internationally recognized due diligence framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related supplements for each of the Conflict Minerals (the “OECD Guidance”). Summarized below is the five step framework set forth in the OECD Guidance and the related due diligence process we undertook.

Establish Company Management Systems:
We have established a cross functional Conflict Mineral team that included employees from supply chain, legal, finance and operations. This team is responsible for administering our Conflict Mineral compliance program, communicating regular updates to senior management and providing guidance on the rules. As part of our compliance program we have previously established a Conflict Mineral Policy and grievance mechanism to enable the reporting of exceptions to our policies, conducted supplier engagement and included Conflict Mineral clauses in purchase orders and contracts.

Identify and Assess Risk in the Supply Chain:
Actuant and its operating subsidiaries are several steps removed from the mining of minerals and do not directly source minerals. As part of our diligence efforts, we sent supply chain surveys and a copy of our Conflict Mineral Policy to a majority of our direct material suppliers (over 3,500 suppliers). Because of the diversity of our products and the global nature of our supply chain, we rely on our suppliers to provide us with information about the source and content of components that we purchase from them and incorporate into our products.

The form and content of survey responses varied, as certain suppliers provided specific product information, while others provided company-wide responses or indicated they had not completed their own due diligence procedures. Suppliers who provided incomplete responses or did not respond to the initial survey were sent escalation letters requesting that they provide the information requested.

Design and Implement a Strategy to Respond to Identified Risks:
We expect our suppliers to source minerals from socially and environmentally responsible sources and believe in establishing and maintaining long-term relationships with suppliers. However, if as a result of our due diligence process we determine that a supplier is violating our Conflict Mineral Policy, we will either suspend or discontinue the use of the supplier or require it to commit to a suitable corrective action or risk mitigation plan.

Carry Out Independent Third Party Audit of Smelter/Refiner’s Due Diligence Practices:
Actuant does not perform or direct audits of Conflict Minerals smelters and refiners within its supply chain since it is a downstream consumer and is many steps removed from smelters and refiners that provide minerals and ores.

Efforts to Determine the Mine or Location of Origin:
We have surveyed our suppliers in an effort to identify the facilities used to process Conflict Minerals contained in our products.  Based on supplier responses, Conflict Minerals were derived from various countries, including, but not limited to China, Thailand, Japan, Indonesia, United States, Malaysia and Peru.  Certain suppliers also indicated that Conflict Minerals, contained in their products were derived from the Covered Countries, however these suppliers were either unable to specifically identify the smelters or refiners or unable to determine whether any such Conflict Minerals directly or indirectly fund or benefit armed groups in the Covered Countries.  The large majority of the responses received provided data at the supplier company level or a division/segment level relative to the supplier, rather than at a level directly relating to a part number that we incorporate into our products.  As a result, we were not able to obtain adequate information from our suppliers to be able to determine whether the Conflict Minerals that suppliers reported were contained in components of our products or validate that any of the smelters or refiners provided were actually in our supply chain.

Report on Supply Chain Due Diligence:
The Company is filing this report (and the related Form SD) with the SEC and it is also publicly available on the Investors - Corporate Governance section of the Company’s website at www.actuant.com.

Due Diligence Results:
Actuant manufactures and contracts to manufacture certain products that are subject to the reporting obligations of Rule 13p-1 of the Exchange Act, which are described in Schedule A attached hereto. Based on the due diligence efforts to date, the Company does not have sufficient information to fully determine each facility utilized to produce the Conflict Minerals that are incorporated into our products; therefore, we have concluded that these products are “DRC conflict undeterminable” for the year ended December 31, 2014.

Steps to Improve Due Diligence:
During the 2015 compliance period we intend to take certain actions to improve our due diligence procedures to further mitigate the risk that Conflict Minerals in our products benefit armed groups in the Covered Countries.  We will continue to incorporate requirements related to conflict minerals in supplier contracts, increase direct engagement with suppliers who we have reason to believe may supply us with components that include Conflict Minerals and encourage our suppliers to use smelters and refiners that are listed as conflict-free.  Over time we anticipate that the amount of information globally on the traceability and sourcing of these minerals and ores will increase and result in an improved understanding of our supply chain.

Independent Audit:
For the year ended December 31, 2014, pursuant to SEC rules and related guidance, an independent private sector audit of this report is not required.

Schedule A to
Conflict Minerals Report of
Actuant Corporation
For the Year Ended December 31, 2014

Description of Products Considered to be “DRC conflict undeterminable”

•	Severe duty electronic instrumentation (displays, clusters, sensors)

•	Hydraulic and mechanical tools and heavy lifting solutions

•	Bolt tensioners and custom engineered subsea connectors

•	Diesel air flow handing and turbocharger components

•	Power transmission drivelines and clutches

•	Hydraulic actuation systems and leveling solutions for vehicles